Exhibit 12
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Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(thousands of dollars)                                                                    Year Ended September 30,
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                                                                         1999        2000         2001         2002         2003
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
Fixed Charges Computation
     Interest expensed and capitalized                               $   4,178     $  3,603    $    145      $    417     $ 12,060
     Amortized premiums, discounts, and capitalized
       expenses related to indebtedness                                  2,075        3,034          79           136        3,857
     Reasonable approximation of interest within rental expense            131           26          20            72        1,139
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Total Fixed Charges                                                      6,384        6,663         244           625       17,056

Preferred equity dividends                                                 466          378         113             -            -
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Total Fixed Charges and Preferred Equity Dividends                   $   6,850     $  7,041    $    357      $    625     $ 17,056
                                                                  =================================================================


Earnings Computation
Pre-tax income (loss) from continuing operations before
  adjustment for minority interests in consolidated
  subsidiaries or income or loss from equity investees               $ (28,402)    $  8,642    $ 14,468      $ 40,236     $ 60,081
Plus
     Fixed charges                                                       6,850        7,041         357           625       17,056
Minus
     Interest capitalized                                                    -            -           -             -          230
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Total Earnings                                                       $ (21,552)    $ 15,683    $ 14,825      $ 40,861     $ 76,907
                                                                  =================================================================

Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends                                              N/A           2.23       41.53         65.38         4.51
Dollar amount of Deficiency                                          $ (28,402)       N/A         N/A           N/A            N/A
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